Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

KENILWORTH SYSTEMS CORPORATION

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

(1)   The name of the Corporation is:

KENILWORTH SYSTEMS CORPORATION

(2)   The Certificate of Incorporation was filed by the Department of State on the 25th day of April, 1968 under the original name of School For Computer Studies, Inc.

(3)   To increase the number of shares which the Corporation shall have the authority to issue. The Corporation is currently authorized to issue two (2) classes of stock; 500,000,000 shares of Common Stock par value $0.01 per share with 421,094,586 shares issued and outstanding and 78,905,416 authorized and unissued, and 2,000,000 shares of Series of Preferred Stock authorized, with none issued and outstanding. The Common Shares are not changed as a result of this Amendment.  As a result of this amendment, the total number of Preferred Shares will be increase to 50,000,000 $0.01 par value. The fourth Article (paragraph) of the Certificate of Incorporation shall now read as follows:

“FOURTH: The Corporation is authorized to issue Classes of stock to be designated respectively “Common Stock” and “Preferred Stock”.  The total number of shares of stock which the Corporation shall have authority to issue is 1,050,000,000.  The total number of shares of Common Stock which the Corporation shall have authority to issue is one billion (1,000,000,000), $.01 par value per share.

The total number of shares of Preferred Stock which the Corporation shall have the authority to issue is fifty million (50,000,000), $.01 par value per share.  The shares of Preferred Stock may be issued from time to time in one or more series.  The Board of Directors of the Corporation is authorized to determine or alter any of all of the designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, in respect of the wholly unissued class of Preferred Stock or any wholly unissued series of Preferred Stock, and to fix or alter the number of shares comprising of any series of Preferred Stock (but not below the number of shares of any such series then outstanding).

(4)   The above amendment to the Certificate of Incorporation was authorized by vote of the Board of Directors followed by a vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of the shareholders on January 7, 2009.

IN WITNESS THEREOF, this certificate has been subscribed by the undersigned who affirm(s) that the statements made herein are true under the penalties of perjury.

DATED: January 26, 2009

Herbert Lindo, Chairman and Chief Executive Officer	Kit Wong, Secretary

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